A
3/1

15047511

U[illegible]
SECURITIES AN[illegible]
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 02 2015
WASH. D.C.
201

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 22183

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2014 (MM/DD/YY) AND ENDING December 31, 2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Allegheny Investments, LTD.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

811 Camp Horne Road, Suite 100
(No. and Street)

Pittsburgh (City) PA (State) 15237 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jonathan Kuhn, President (412) 536-8000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

S. R. Snodgrass, P.C.
(Name – *if individual, state last, first, middle name*)

2100 Corporate Drive, Suite 400 (Address) Wexford (City) PA (State) 15090 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/9/15

OATH OR AFFIRMATION

I, Karl G. Smrekar, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Allegheny Investments, LTD, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Secretary /Treasurer

Title

Notary Public

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Renea S. Tomasko, Notary Public
Chippewa Twp., Beaver County
My Commission Expires April 28, 2016
MEMBER, PENNSYLVANIA ASSOCIATION OF NOTARIES

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ALLEGHENY INVESTMENTS, LTD.

PITTSBURGH, PENNSYLVANIA

AUDIT REPORT

DECEMBER 31, 2014

ALLEGHENY INVESTMENTS, LTD.

DECEMBER 31, 2014

SNODGRASS
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Allegheny Investments, Ltd.

We have audited the accompanying Statement of Financial Condition of Allegheny Investments, Ltd. (the "Company") as of December 31, 2014, and the related statements of comprehensive income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Allegheny Investments, Ltd. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

The supplementary information contained in the Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission and Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission, (the "Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of Allegheny Investments, Ltd.'s financial statements. The Supplemental Information is the responsibility of Allegheny Investments, Ltd.'s management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented

S.R. Snodgrass, P.C. * 2100 Corporate Drive, Suite 400 * Wexford, Pennsylvania 15090-8399 * Phone: (724) 934-0344 * Facsimile: (724) 934-0345

in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in in the Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission and Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

S. R. Snodgrass, P.C.

Wexford, Pennsylvania
February 27, 2015

ALLEGHENY INVESTMENTS, LTD.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS

Cash and cash equivalents	$ 1,275,574
Broker deposit	50,000
Trading securities	1,503,315
Receivables, net	1,054,157
Furniture and fixtures - net of accumulated depreciation of $235,301	376,515
Prepaid expenses	147,371
Total assets	$ 4,406,932

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES	
Commissions payable	$ 864,853
Accounts payable - related party	683,163
Accrued expenses	67,867
Total liabilities	1,615,883
STOCKHOLDERS' EQUITY	
Common stock - voting; no par value; 25,000 shares authorized; 1,320 shares issued and 1,254 shares outstanding	33,750
Class N non-voting stock; no par value; 25,000 shares authorized; none issued and outstanding	
Paid-in capital	116,430
Retained earnings	2,655,300
Treasury stock, 66 shares at cost	(14,431)
Total stockholders' equity	2,791,049
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 4,406,932

The accompanying notes are an integral part of the financial statements.

ALLEGHENY INVESTMENTS, LTD.
STATEMENT OF COMPREHENSIVE INCOME
FOR THE YEAR ENDED DECEMBER 31, 2014

REVENUES	
Commissions on investment company shares	$ 13,214,540
Commissions on asset management fees	1,664,973
Commissions on annuities	1,300,985
Commissions on partnership interests	315,947
Commissions on insurance	80,288
Commissions on securities	54,121
Revenue Share from Clearing Firm	289,193
Gain (Loss) on Trading Securities	(1,801)
Rental income	23,160
Dividend income	17,929
Interest income	180
Other Income	211,992
TOTAL REVENUES	17,171,506
EXPENSES	
Employee compensation and benefits	13,994,064
Occupancy & equipment	425,481
Communication & technology	197,419
Professional fees	213,118
Brokerage fees	579,256
Advertising	210,668
Travel & entertainment	269,243
Other expenses	441,265
TOTAL EXPENSES	16,330,515
NET INCOME	$ 840,992
COMPREHENSIVE INCOME	$ 840,992

The accompanying notes are an integral part of the financial statements.

ALLEGHENY INVESTMENTS, LTD.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2014

	Common Stock	Paid-In Capital	Retained Earnings	Treasury Stock	Total
Balance, December 31, 2013	$ 33,750	$ 116,430	$ 2,491,808	$ (14,431)	$ 2,627,557
Net income	-	-	840,992	-	840,992
Distributions	-	-	(677,500)	-	(677,500)
Balance, December 31, 2014	$ 33,750	$ 116,430	$ 2,655,300	$ (14,431)	$ 2,791,049

The accompanying notes are an integral part of the financial statements.

ALLEGHENY INVESTMENTS, LTD.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2014

INCREASE IN CASH AND CASH EQUIVALENTS		
CASH FLOWS FROM OPERATING ACTIVITIES		
Cash received from commissions	$ 16,722,788	
Cash paid to suppliers and employees	(16,047,284)	
Dividend and interest	18,109	
NET CASH PROVIDED BY OPERATING ACTIVITIES		$ 693,614
CASH FLOWS FROM INVESTING ACTIVITIES		
Cash capital expenditures	(170,057)	
NET CASH USED FOR INVESTING ACTIVITIES		(170,057)
CASH FLOWS FROM FINANCING ACTIVITIES		
Cash distributions	(677,500)	
NET CASH USED FOR FINANCING ACTIVITIES		(677,500)
NET DECREASE IN CASH AND CASH EQUIVALENTS		(153,943)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		1,429,517
CASH AND CASH EQUIVALENTS AT END OF YEAR		$ 1,275,574
RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES		
NET INCOME		$ 840,992
ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES		
Depreciation	32,598	
CHANGES IN ASSETS AND LIABILITIES THAT PROVIDED (USED) CASH		
Trading securities, net	(315,420)	
Receivables, net	18,887	
Prepaid expenses	(7,321)	
Commissions payable	33,061	
Accounts payable - related party	141,358	
Accrued expenses	(50,541)	
TOTAL ADJUSTMENTS		(147,378)
NET CASH PROVIDED BY OPERATING ACTIVITIES		$ 693,614

The accompanying notes are an integral part of the financial statements.

ALLEGHENY INVESTMENTS, LTD.
NOTES TO THE FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations – Allegheny Investments, Ltd. (the "Company") is a full-service broker dealer firm, offering access to a wide range of financial products and services, and specializing in consumer-oriented financial planning.

Use of Estimates – The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investments – Investments in equity securities that have readily determinable fair values are classified and accounted for as trading securities. Realized and unrealized gains and losses on trading securities are included in Revenue.

Furniture and Fixtures – Furniture and fixtures are carried at cost. Maintenance and repairs are charged to expense as incurred. Upon sale or retirement, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is recognized.

Depreciation – Depreciation is calculated using straight-line and various accelerated methods over the useful lives of the assets.

Assets and their economic lives or recovery period are as follows:

Assets	Economic Lives/ Recovery Period
Furniture and fixtures	3 - 10 years

Depreciation expense for the year ended December 31, 2014, amounted to $32,598.

Cash Flows – For purposes of the Statement of Cash Flows, the Company considers highly liquid investments, purchased with original maturities of three months or less that are not held for sale in the ordinary course of business, to be cash equivalents.

Concentrations of Credit Risk – The Company's principal activities include sales of securities, real estate partnerships, annuities, and insurance contracts with the majority of the clients located in the western Pennsylvania area. The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. As of December 31, 2014, the Company had cash balances in excess of federally insured limits of $1,067,861. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents.

Receivables – Receivables primarily consist of revenue due to the Company being a distributor for various investment and insurance products. The Company has reviewed the accounts receivable, and management considers the balance at year-end to be substantially collectible.

Advertising Costs – The Company's policy is to expense advertising costs in the year in which they occur. Advertising expense for the year ended December 31, 2014, amounted to $210,668.

Commissions – Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

2. INVESTMENTS

Investment securities have been classified according to management's intent. A summary of investments classified as trading at December 31, 2014, is as follows:

		2014
Mutual funds - municipals	$	1,488,927
Other investments		14,388
Total	$	1,503,315

Trading securities gains (losses) included in earnings as of December 31, 2014, include $17,929 of dividends and $(1,801) related to the change in fair value for assets held at December 31, 2014.

3. CASH RESERVE

The Company has cash of $50,410, which has been segregated in a special reserve account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission.

4. INCOME TAXES

The Company, with the consent of its stockholders, has elected to have its income taxed as an S Corporation under Section 1372 of the Internal Revenue Code, which provides that in lieu of corporate income taxes, the stockholders are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes is included in these financial statements.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes*. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances, and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. There is currently no liability for uncertain tax positions and no known unrecognized tax benefits. The Company recognizes, when applicable, interest and penalties related to unrecognized tax benefits in other expenses on the Statement of Comprehensive Income. The Company's federal and state income tax returns for taxable years ending prior to 2011 are closed for purposes of examination by the Internal Revenue Service and state taxing authorities.

5. PROFIT SHARING PLAN

The Company is involved in a joint profit sharing plan under Section 401(k) of the Internal Revenue Code with the other member of its controlled group. All full-time employees are eligible for the plan, regardless of age or years of service. The Company's allocated contribution was approximately $590,921 to the plan during the year ended December 31, 2014.

6. RELATED-PARTY TRANSACTIONS

The Company has a payable of $683,163 to an affiliated corporation for various expenses that have been allocated between the corporations based on calculations.

7. OPERATING LEASES

The Company and an affiliated corporation have entered into a nine-year lease for the facilities they currently occupy. The first payment on this lease agreement commenced in March of 2013. The total monthly rental is $43,796 for the first three years; $45,881 for the next three years; and $47,967 for the remaining three years. The Company's portion of these rental payments is $29,693 for the first three years; $31,107 for the next three years; and $32,521 for the remaining three years.

OPERATING LEASES (Continued)

The following is a schedule of future minimum rental payments required under the above leases as of December 31, 2014:

Year Ended		Amount
2015	$	356,320
2016		370,460
2017		373,288
2018		373,288
2019		387,428
Thereafter		845,553

Rental expense amounted to $381,972 for the year ended December 31, 2014.

7. STOCKHOLDERS' EQUITY

The stockholders of the Company entered into an agreement stipulating, among other things, the terms under which the Company's stock can be sold or transferred. The agreement provides that ownership of the Company will be determined by the cumulative gross revenues produced for the Company by each revenue producer at a price determined in accordance with the agreement. The agreement also requires that the Company redeem the shares owned by a stockholder upon death, disability, or retirement if those shares are not purchased by any of the other stockholders.

8. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rules (Rule 15c3-1), which require the maintenance of minimum net capital and require that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2014, the Company had net capital of $1,838,001 which was $1,730,274 in excess of its required net capital of $50,000. The Company's net capital ratio was .88 to 1.

9. LITIGATION

The Company is subject to legal proceedings and claims which have arisen in the ordinary course of its business and have not been fully adjudicated. These actions, when finally concluded and determined, will not, in the opinion of management, have a material adverse effect upon the financial position of the Company.

10. FAIR VALUES OF FINANCIAL INSTRUMENTS

The following disclosures show the hierarchal disclosure framework associated with the level of pricing observations utilized in measuring assets and liabilities at fair value. The three broad levels are defined as follows:

11. FAIR VALUES OF FINANCIAL INSTRUMENTS (Continued)

Level I: Quoted prices are available in active markets for identical assets or liabilities as of the reported date.

Level II: Pricing inputs are other than the quoted prices in active markets, which are either directly or indirectly observable as of the reported date. The nature of these assets and liabilities includes items for which quoted prices are available but traded less frequently and items that are fair-valued using other financial instruments, the parameters of which can be directly observed.

Level III: Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

This hierarchy requires the use of observable market data when available.

The following table presents the assets reported on the Statement of Financial Condition at their fair value as of December 31, 2014, by level within the fair value hierarchy. Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	December 31, 2014			
	Level I	Level II	Level III	Total
Assets:				
Trading securities	$ 1,503,315	$ -	$ -	$ 1,503,315

Fair value is defined as the amount at which a financial instrument could be exchanged in a current transaction between willing parties other than in a forced or liquidation sale. If a quoted market price is available for a financial instrument, the estimated fair value would be calculated based upon the market price per trading unit of the instrument. Trading investment securities are valued based upon quoted market prices.

Financial instruments are defined as cash, evidence of ownership interest in an entity, or a contract that creates an obligation or right to receive or deliver cash or another financial instrument from or to a second entity on potentially favorable or unfavorable terms. Fair value is defined as the amount at which a financial instrument could be exchanged in a current transaction between willing parties other than in a forced liquidation or sale. If a quoted market price is available for a financial instrument, the estimated fair value would be calculated based upon the market price per trading unit of the instrument.

As certain assets such as furniture and equipment are not considered financial instruments, the estimated fair value of financial instruments would not represent the full value of the Company. Cash and cash equivalents, broker deposit, trading securities, receivables, payables, and accrued expenses would be considered financial instruments. At December 31, 2014, the carrying amount of all financial instruments approximates fair value. In addition, the Company is obligated for the delivery of financial instruments that are not included on the accompanying Statement of Financial Condition. The fair value of these financial instruments approximates the commitment amount, as disclosed in Note 12, to deliver these financial instruments.

12. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

In accordance with industry practice, the Company records clients' transactions on a trade date basis with settlement dates that generally can occur up to 30 days subsequent to the trade date. The Company is, therefore, exposed to risk of loss on these transactions in the event of the client's or broker's inability to meet other terms of their contracts, in which case the Company may have to purchase or sell financial instruments at prevailing market prices. The exposure to loss would be the difference in market prices between the date the financial instrument was traded and the date the financial instrument was ultimately disposed. At December 31, 2014, the Company had unsettled transactions of approximately $1,024,265.

13. SUBSEQUENT EVENTS

Management has reviewed events occurring through February 27, 2015, the date the financial statements were issued, and no other subsequent events occurred requiring accrual or disclosure.

SUPPLEMENTARY INFORMATION

ALLEGHENY INVESTMENTS, LTD.
COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2014

NET CAPITAL	
Total stockholders' equity	$ 2,791,049
Less: Nonallowable assets	
Receivables from brokers or dealers	299,220
Receivables from noncustomers	154
Furniture and equipment	376,515
Prepaid expenses	147,371
TOTAL NONALLOWABLE ASSETS	823,260
NET CAPITAL BEFORE HAIRCUTS	1,967,789
Haircuts on trading securities - other	(129,788)
NET CAPITAL	$ 1,838,001
AGGREGATE INDEBTEDNESS	
Accounts payable, commissions payable, and deposits	$ 1,615,883
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital requirement	$ 107,726
Minimum dollar net capital requirement	$ 50,000
Net capital requirement	$ 107,726
Excess net capital	$ 1,730,274
Ratio: Aggregate indebtedness to net capital	.88 to 1
NET CAPITAL, AS REPORTED IN COMPANY'S UNAUDITED FOCUS REPORT (FORM X 17A 5, PART IIA)	$ 2,342,259
ADJUSTMENTS	
Audit adjustment to expense items capitalized	(14,713)
Adjustments to net income based on allocation	(342,565)
Adjustment to record software development	(146,980)
AUDITED NET CAPITAL	$ 1,838,001

ALLEGHENY INVESTMENTS, LTD.
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2014

Schedule II

All customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Name of clearing firms - National Financial Services

Allegheny Investments, Ltd. is exempt from the reserve requirements under SEC Rule 15c3-3 under paragraph k2ii.

SNODGRASS
CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

INDEPENDENT ACCOUNTANT'S REPORT

To the Board of Directors of Allegheny Investments, Ltd.
Pittsburgh, Pennsylvania

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (General Assessment Reconciliation [Form SIPC-7]) to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2014, which were agreed to by Allegheny Investments, Ltd., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Allegheny Investments Ltd.'s compliance with the applicable instructions on the General Assessment Reconciliation (Form SIPC-7). Allegheny Investments, Ltd.'s management is responsible for Allegheny Investments Ltd.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

S. R. Snodgrass, P.C.

Wexford, Pennsylvania
February 26, 2015

SNODGRASS
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Allegheny Investments, Ltd.

We have reviewed management's statements, included in the accompanying Exemption Report Pursuant to SEA Rule 17a-5(4)(b) for the fiscal period ending December 31, 2014, in which (a) Allegheny Investments, Ltd. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Allegheny Investments, Ltd. claimed an exemption from 17 C.F.R. § 240.15c3-3(k):(2)(ii) (the "exemption provisions") and (b) Allegheny Investments, Ltd. stated that Allegheny Investments, Ltd. met the identified exemption provisions throughout the fiscal period ending December 31, 2014, without exception. Allegheny Investments, Ltd.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Allegheny Investments, Ltd.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

S. R. Snodgrass, P.C.

Wexford, Pennsylvania
February 27, 2015

EXEMPTION REPORT
Pursuant to SEA Rule 17a-5(4)(b)
For the Fiscal Period Ending December 31, 2014

I, Jonathan A. Kuhn, President certify that, to the best of my knowledge and belief, the following statements made on behalf of SEC registered broker/dealer and FINRA member firm, Allegheny Investments, LTD, CRD # 7597, are true, accurate and complete:

- The Firm claimed an exemption from SEA Rule 15c3-3, (Customer Protection Rule) provided by paragraph k(2)(ii) of the Rule, for the fiscal period referenced above.

  The provisions of the Customer Protection Rule are not applicable to a broker or dealer who, as an introducing broker or dealer, clears all transactions with and for customers on a fully-disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirement of SEA Rule 17a-3 and Rule 17a-4 as are customarily made and kept by a clearing broker or dealer.

- For the fiscal period referenced above, the Firm met the exemption provisions of paragraph k(2)(ii), without exception. The Firm clears customer transactions through National Financial, (CRD 13041) and promptly transmits all customer funds and securities to the clearing firm, which carries all of the accounts of such customers.

- The Firm has not recorded any exceptions to the exemption provisions of k(2)(ii) for the fiscal period referenced above.

Allegheny Investments, LTD

Signature

02/17/15
Date